Filed pursuant to Rule 424(b)(3)
File No. 333-216037

FS CREDIT REAL ESTATE INCOME TRUST, INC.

Supplement dated August 2, 2018

to

Prospectus dated May 2, 2018

This supplement contains information which amends, supplements or modifies certain information contained in the Prospectus of FS Credit Real Estate Income Trust, Inc. dated May 2, 2018 (as so supplemented and amended, the “Prospectus”). Capitalized and/or defined terms used in this supplement have the same meanings as in the Prospectus, unless otherwise stated herein.

You should carefully consider the “Risk Factors” beginning on page 37 of the Prospectus before you decide to invest in shares of our common stock.

Recent Share Pricing Information

Below is the daily NAV per share, as determined in accordance with our valuation guidelines, for each business day from July 2 to July 31, 2018, for each of our classes of common stock:

	NAV per Share
Class Ticker	Class T	Class T-C	Class D	Class M	Class I	Class S(1)	Class Y(1)
	ZFRETX	ZFRTCX	ZFREDX	ZFREMX	ZFREIX	ZFRESX	ZFREYX
CUSIP	302950100	302950704	302950209	302950308	302950407	302950506	302950605
Date
7/31/18(2)	$24.99	$25.12	$24.99	$25.09	$24.59	$24.60	$24.60
7/30/18	$25.09	$25.22	$25.10	$25.21	$24.71	$24.74	$24.75
7/27/18	$25.08	$25.21	$25.09	$25.19	$24.70	$24.73	$24.73
7/26/18	$25.07	$25.21	$25.08	$25.19	$24.69	$24.72	$24.72
7/25/18	$25.07	$25.20	$25.08	$25.18	$24.68	$24.71	$24.72
7/24/18	$25.06	$25.19	$25.07	$25.18	$24.68	$24.71	$24.71
7/23/18	$25.06	$25.19	$25.07	$25.17	$24.68	$24.71	$24.71
7/20/18	$25.05	$25.18	$25.06	$25.16	$24.67	$24.69	$24.69
7/19/18	$25.04	$25.17	$25.05	$25.15	$24.66	$24.68	$24.68
7/18/18	$25.04	$25.17	$25.04	$25.15	$24.65	$24.68	$24.68
7/17/18	$25.04	$25.17	$25.04	$25.15	$24.65	$24.67	$24.67
7/16/18	$25.03	$25.16	$25.03	$25.14	$24.64	$24.67	$24.67
7/13/18	$25.03	$25.15	$25.03	$25.13	$24.63	$24.65	$24.65
7/12/18	$25.02	$25.15	$25.02	$25.13	$24.63	$24.65	$24.65
7/11/18	$25.02	$25.15	$25.02	$25.12	$24.63	$24.64	$24.64
7/10/18	$25.01	$25.14	$25.01	$25.12	$24.62	$24.64	$24.64
7/9/18	$25.01	$25.14	$25.01	$25.12	$24.62	$24.63	$24.63
7/6/18	$25.00	$25.13	$25.00	$25.10	$24.60	$24.62	$24.62
7/5/18	$25.00	$25.12	$24.99	$25.10	$24.60	$24.61	$24.62
7/3/18	$24.99	$25.12	$24.99	$25.09	$24.59	$24.61	$24.61
7/2/18	$24.99	$25.12	$24.98	$25.09	$24.59	$24.60	$24.60

(1)	We are offering Class S and Class Y shares in this offering only pursuant to our distribution reinvestment plan.
(2)	Denotes a regular distribution payment date.

Purchases and repurchases of shares of all of our publically offered share classes (Class T, Class T-C, Class D, Class M and Class I) will be made based on the appropriate day’s applicable per share NAV, plus for purchases of Class T-C and Class T shares, applicable selling commissions and for purchases of Class T shares, applicable dealer manager fees. On each business day, our NAV per share for each share class is posted on our website, www.FSInvestments.com, and made available on our toll-free telephone line, 877-628-8575.

Investment Activity

On July 18, 2018, we, through a wholly-owned subsidiary, closed a floating-rate senior loan (the “Doubletree Gaithersburg Loan”) totaling $22.7 million. The Doubletree Gaithersburg Loan is secured by a 301-key, full-service hotel located in Gaithersburg, Maryland. The Doubletree Gaithersburg Loan bears interest at a floating rate of 5.25% over the one-month LIBOR. The Doubletree Gaithersburg Loan has an initial 36-month term with two, 12-month extension options subject to satisfaction of certain performance tests and the payment of extension fees.

On July 26, 2018, we, through a wholly-owned subsidiary, closed a floating-rate senior loan (the “Fayetteville Industrial Loan”) totaling $15.1 million. The Fayetteville Industrial Loan is secured by a 917,959 square foot industrial property situated on a 97.57 acre site located in Fayetteville, North Carolina. The Fayetteville Industrial Loan bears interest at a floating rate of 4.25% over the one-month LIBOR. The Fayetteville Industrial Loan has an initial 36-month term with two, 12-month extension options subject to satisfaction of certain performance tests and the payment of extension fees.

Financing Facility Amendment

The following supplements and amends the section of the Prospectus entitled “Investment Objectives and Strategies—Financing Strategy and Financial Risk Management” by adding the following after the second sentence of the third paragraph therein:

On July 24, 2018, FS CREIT Finance WF-1 LLC and Wells Fargo amended the WF-1 Repurchase Agreement to extend each of the funding period termination date and facility maturity date by one year to August 30, 2019.

Anticipated Modifications to Our Offering

As previously disclosed, we intend to make certain changes to our offering, including changing from a daily to a monthly NAV REIT and changing certain terms of two of our share classes.

We intend to, among other things: (1) change the frequency of our NAV calculations from daily to monthly and make certain other related changes to our valuation policies; and (2) adopt an amended share repurchase plan that would provide for repurchases on a monthly basis. As a monthly NAV REIT, we expect that investors’ subscriptions will be accepted as of the first calendar day of each month and the per share purchase price of each class of shares will generally equal the prior month’s NAV per share for such class, plus applicable selling commissions and dealer manager fees, if any. There would be no changes to our investment objectives or strategies, or the overall amount of liquidity to be offered under our share repurchase plan.

In addition, we intend to, among other things: (1) change the name of our Class S shares to Class F shares and change the name of our Class T-C shares to Class S shares; (2) change the upfront selling commissions and dealer manager fees payable with respect to our Class T shares issued in the primary offering to up to 3.0% and 0.5%, respectively, of the transaction price per Class T share, and change the upfront selling commissions payable with respect to our Class S shares issued in the primary offering to up to 3.5% of the transaction price per Class S share; (3) change the ongoing stockholder servicing fees payable with respect to Class T shares to 0.85% per annum; and (4) change the aggregate underwriting cap associated with our Class T shares and Class S shares to 8.75%. We expect that all selling commissions and dealer manager fees will be re-allowed to participating broker-dealers, unless a participating broker-dealer declines to accept all or some portion of the dealer manager fee it is otherwise eligible to receive.

Subject to receipt of necessary regulatory approvals, we currently anticipate that these changes will be effective on or around August 20, 2018 and we will begin accepting subscriptions on a monthly basis on or around September 1, 2018.